ACCELERATED ACQUISITIONS XIX, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

April 17, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XIX, Inc. Form 10 Filed February 28, 2012 File No. 000- 54611

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 23, 2012 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Business of Issuer, page 3

1. Refer to the second paragraph on page 4. Please revise to clarify the effect that these methods of solicitation have on your ability to issue securities in connection with a target transaction in reliance on any exemption from Securities Act registration that prohibits general solicitation.

COMPANY RESPONSE

We have revised the disclosure on page 3 to state that the “Company’s officers and directors will seek to locate a target company.  It is anticipated that those officers and directors will attempt to locate target companies through the use of contacts and introductions from persons known to them. Accelerated may utilize consultants in the business and financial communities known to them for referrals of potential target companies.  However, Accelerated has not utilized consultants in the business and financial communities for referrals of potential target companies in the past and there is no assurance that Accelerate or Registrant will locate a target company for a business combination.

Russell Mancuso
April 17, 2012

Potential Target Companies, page 5

2. Please clarify the significance to investors of an offering being “subject to Rule 419.”

COMPANY RESPONSE

We have revised the disclosure on page 5 to state that “If the company engages in a registration statement offering our securities for sale as a blank check company, our securities will require registration subject to Rule 419. The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Should we file a registration statement offering of our securities for sale before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, furthermore, the registered securities and the proceeds from an offering subject to Rule 419 require the following:

a)
Deposit and investment of proceeds

All offering proceeds, after deduction of cash paid for underwriting commissions, underwriting expenses and dealer allowances, and amounts permitted to be released to the registrant shall be deposited promptly into the escrow or trust account; provided, however, that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant.

b)
Deposit of securities

All securities issued in connection with the offering, whether or not for cash consideration, and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends, or similar rights, shall be deposited directly into the escrow or trust account promptly upon issuance. The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities.

c)
Release of deposited and funds securities

Post-effective amendment for acquisition agreement. Upon execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances, the registrant shall file a post-effective amendment disclosing the entire transaction.”

Russell Mancuso
April 17, 2012

Form of Acquisition, page 6

3. Given your disclosure on page 8 that Accelerated Venture Partners LLC will pay all expenses without repayment until you effect a business combination, please clarify how you would incur non-recoverable costs that might result in a loss to the registrant in connection with an opportunity in which you decide not to participate as you state in the third paragraph on page 7.

COMPANY RESPONSE

We have modified the disclosure on page 6 to state “the failure to consummate that transaction may result in the loss to Accelerated and not the Registrant of the related costs incurred.”

Financial Information, page 15

4. Refer to your disclosure on page 16 regarding a target becoming a “publicly traded corporation.” Given the restrictions that you cite in your risk factors, like on pages 11 and 14, it is unclear how a combination with the registrant could substantially increase a target’s ability to have shares traded publicly. Please advise or revise.

COMPANY RESPONSE

The Company has removed the disclosure on page 16 regarding a target company becoming a “publicly traded corporation”

Conflicts of Interest, page 26

5. Please reconcile your disclosure about the companies being “current on filings” with the fact that Accelerated Acquisition XV, XVI and XVII have not filed a Form 10-Q for the period ended December 31, 2011. Also, if your affiliated companies have not filed required reports timely, please balance your disclosure about their “current” reporting to alert investors to the timeliness issue.

COMPANY RESPONSE

We apologies for the oversight, the form 10Q’s for AAXV, AAXVI and AAXVII have been filed on March 26, 2012 and the companies are current on all filings.

Russell Mancuso
April 17, 2012

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher
ACCELERATED ACQUISITIONS XIX, INC.

By:	/S/ Timothy J. Neher
Timothy J. Neher